UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Chicago Atlantic Real Estate Finance, Inc.

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

167239102

(CUSIP Number)

December 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 167239102

1.	Names of Reporting Persons

Ray Thurston

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,250,000

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	1,250,000

	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

7.16%

12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 5 Pages

Item 1.

(a)	The name of the issuer is Chicago Atlantic Real Estate Finance, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 420 North Wabash Avenue, Suite 500, Chicago, IL 60611.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by Ray Thurston (the “Reporting Person”).

(b)	The principal business office of the Reporting Person is 1200 Queens Lane, Jackson WY, 83001.

(c)	For citizenship information see Item 4 of the cover page of the Reporting Person.

(d)	This Statement relates to the common stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 167239102.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

Page 3 of 5 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for the Reporting Person, and Item 2, which information is given as of the Event Date of December 8, 2021 and remains accurate as of end of business on December 13, 2021, the business day prior to the date of filing of this Schedule 13G. The percentages of beneficial ownership contained herein are based on 17,453,550 Common Stock outstanding as of June 30, 2021, as reported by the Issuer in its Form 424B4 filed with the SEC on December 9, 2021.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2021

Ray Thurston

By:	/s/ Ray Thurston

Page 5 of 5 Pages